SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Ordinary and Extraordinary General Shareholders’ Meeting” dated on March 04, 2004.

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TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

ANNOUNCES THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

MARCH 04, 2004 (02 PAGES)

FOR MORE INFORMATION, CONTACT:

CHARLES E. ALLEN

TELESP, SÃO PAULO, BRAZIL

TEL.:    (55-11) 3549-7200

FAX:    (55-11) 3549-7202

E-MAIL: CALLEN@TELESP.COM.BR

URL:    WWW.TELEFONICA.COM.BR

(SÃO PAULO, BRAZIL—MARCH 04, 2004)—THE MANAGEMENT OF TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Ordinary and Extraordinary General Shareholders’ Meetings to be held, on cumulatively basis, on March 25, 2004, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

Ordinary General Shareholders’ Meeting

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2003;

2.	Deliberate on the allocation of the results of the fiscal year 2003 and the distribution of dividends;

3.	Approve the capital expenditures of the Company for the fiscal year 2004;

4.	Appoint the members of the Board of Directors;

5.	Appoint the members of the Audit Committee;

6.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

Extraordinary General Shareholders’ Meeting

7.	Modify the Company’s bylaws to: (i) modify the denomination of Vice-Presidency for Long Distance and Interconnection Businesses to Vice-Presidency of Business with Operators; (ii) transfer from the Vice-Presidency mentioned in item (i) to the Commercial Vice-Presidency for Residential Clients and the Commercial Vice-Presidency for Businesses, the attributions related to the long distance products and services for residential and corporate clients, respectively; (iii) adapt the wording of the Company’s bylaws in articles 20, that deals with the composition of the Management, and 23, that deals with the specific attributions of the members of the Management, in order to reflect the modifications detailed in items (i) and (ii) above.

8.	Approve the consolidated Company’s bylaws.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 23, 2004 at 11:00 hours. Such powers-of-attorney must contain special powers and be accompanied with the company’s acts and/or documents that prove the representation of the shareholder, in the case of legal entities.

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity after March 22, 2004.

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C)	In accordance with Instruction CVM # 165, dated as of December 11, 1991, modified by Instruction CVM # 282, dated as of June 26, 1998, the minimum percentage of participation in the capital stock in order to request the process of multiple voting in the election of the members of the Board of Directors is 5% (five per cent).

D)	The relevant information regarding the agenda for discussion is available to all the shareholders in the aforementioned address and time schedule (Law 6404/76, article 135, paragraph 3).

São Paulo, March 05, 2004

Fernando Xavier Ferreira

Chairman, Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 04, 2004.	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director

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